

John Harlow · 3rd

Co-Founder | Business Leader | Strategist

Seattle, Washington, United States · Contact info

https://recapturit.com/

1,040 followers · 500+ connections

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ReCapturit®

Trinity University

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ReCapturit on Instagram: "The ReCapturit team is beyond...

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4 Likes, 1 Comments - ReCapturit (@recapturit) on Instagram: "The ReCapturit team is beyond excited to announce our Grand Opening! We're honored to have you...

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The Values of ReCapturit® - Craftsmanship – How We Bui...

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I built a house in the 1990's, almost entirely by myself. Two tales of craftsmanship came out of that.

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Architectural Antiques
for over 40 years

Recapturit | ReCapturit.com

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Recapturit

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About

Seasoned operations and sales leader with proven success building organizations in e-commerce, marketplace, commercial construction, consulting, mechanical, and electronic contracting industries. Executive level experience in business operations and financial strategy, budget planning, P&L management, business development, marketing, sales management, design engineering, project management, risk control, and team building. I inspire humans to reach shared business goals with collaboration, humility, emotional intelligence, active participation, people skills, accountability, delegation, coaching, and metrics.

Experience

Co-Founder | Investor | Vice President

ReCapturit®

2019 - Present · 4 yrs 2 mos

Seattle, Washington, United States

ReCapturit.com is where the circular economy meets the passion economy. Financial and operational leader who launched a fully featured, purpose-built two-sided marketplace platform for the o ...see more

Skills: Business Strategy · Founder · Online Marketplace · Legal Compliance · Risk Management · Human Resources (HR) · Financial Accounting · Corporate FP&A · Corporate Tax · E-Commerce

ASL Northwest (Area GM) BSNA Division

Johnson Controls

2019 - 2021 · 2 yrs

Seattle, WA

Area operational and sales leader for global B2B smart building commercial contractor specializing in life safety, security, HVAC, controls and systems integration. Leader of 120 employees across 5 N ...see more

Skills: Business Strategy · Multi-Site Responsibility · P&L Management · Service Delivery Management · District Sales Management · Multi-site Team Management · Operations Management

General Manager

Cardinal Heating and Air

2016 - 2018 · 2 yrs

Kirkland, Washington

Operational and sales leader of a regional mechanical contractor specializing B2C residential and luxury home HVAC solutions. Directed 55 employees with revenue of $8.2M.

Skills: Supply Chain Management · Business Strategy · P&L Management · Service Delivery Management · Operations Management · Sales Management

Director Global Accounts & Corporate Risk

ASG (was acquired by ADT)

2008 - 2015 · 7 yrs

Seattle, WA

Sales, operations and risk leader of a smart building contracting company specializing in global B2B commercial systems integration. Directed 140 employees with revenue of $120M.

Skills: Business Strategy · Global Management · Global Operations · International Sales · Domestic Sales

Skills: Business Strategy · Global Management · Global Operations · International Sales · Domestic Sales · P&L Management · Service Delivery Management · Engineering Management · Multi-site Tea ...see more

Regional Director
NetVersant
2005 - 2008 · 3 yrs
Seattle, WA

Regional operations and sales leader of a smart building contractor specializing in B2B commercial network infrastructure, security, wireless, telephony, and systems integration in the US. Direc ...see more

Skills: Business Strategy · P&L Management · Service Delivery Management · Engineering Management · Multi-site Team Management · District Management · Operations Management · Sales Management

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Education

Trinity University
Bachelor of Arts (B.A.), Political Science

Trinity University
Bachelor of Arts (B.A.), Spanish

Skills

Security

Endorsed by Steve Surfaro and 11 others who are highly skilled at this

Endorsed by 2 colleagues at Johnson Controls

43 endorsements

Operations Management

4 experiences across Johnson Controls and 3 other companies

Endorsed by 2 colleagues at Johnson Controls

25 endorsements

Program Management

Endorsed by 5 colleagues at NetVersant

23 endorsements

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Languages

Spanish
Native or bilingual proficiency

Interests

Companies · Groups · Schools

SecureState
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TED Conferences
23,232,886 followers
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